                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                        The Meridian Resource Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    58977Q109
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                                 (CUSIP Number)

                      Stephen J. Paul, Assistant Secretary
                                Shell Oil Company
                              910 Louisiana Street
                              Houston, Texas 77002
                                 (713) 241-4112
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 21, 2004
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 58977Q109


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      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Shell Oil Company EIN#13-1299890
 -------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

            N/A
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      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS


            OO
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

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      6     CITIZENSHIP OR PLACE OF ORGANIZATION


            Delaware
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                                          7     SOLE VOTING POWER

                  NUMBER OF                      -0-
                                          -------------------------------------
                   SHARES
                                          8     SHARED VOTING POWER
                BENEFICIALLY
                                                -7,082,030-
                  OWNED BY                -------------------------------------

                    EACH                  9     SOLE DISPOSITIVE POWER

                  REPORTING                     -0-
                                          -------------------------------------
                   PERSON                 10    SHARED DISPOSITIVE POWER

                    WITH                        -7,082,030-
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -7,082,030-
--------------------------------------------------------------------------------

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            -9.8%-
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON


            CO

                                 SCHEDULE 13D/A

CUSIP NO. 58977Q109


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      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            SWEPI LP EIN# 76-0073231
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

            N/A
--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS


            AF
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION


            Delaware
--------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER

                  NUMBER OF                          -0-
                                          --------------------------------------
                   SHARES
                                          8     SHARED VOTING POWER

                BENEFICIALLY
                                                     -7,082,030-
                  OWNED BY                --------------------------------------

                    EACH                  9     SOLE DISPOSITIVE POWER

                 REPORTING                          -0-
                                          --------------------------------------
                  PERSON                  10    SHARED DISPOSITIVE POWER

                    WITH                        -7,082,030-
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            -7,082,030-
--------------------------------------------------------------------------------

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            -9.8%-
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON


            PN
--------------------------------------------------------------------------------



ITEM  2.    Identity and Background.

      SWEPI LP, Delaware limited partnership ("SWEPI"), is the successor by merger of Shell Louisiana Onshore Properties Inc. ("SLOPI"). The general partner of SWEPI is Shell Energy Holding GP LLC, a Delaware limited liability company ("Holding"). Both SWEPI and Holding are wholly owned subsidiaries of Shell Oil Company ("Shell Oil"). SLOPI was, and SWEPI now is, the owner of 7,082,030 shares of the common stock (the "Shares") of The Meridian Resource Corporation (the "Company"). SLOPI and Shell Oil have previously filed a Schedule 13D and amendments thereto with respect to the Shares.

         SWEPI is engaged in the business of exploring for, developing, and producing oil and natural gas in the United States. Its principal business office is 200 N. Dairy Ashford, Houston, Texas, 77079.

         Directors and executive officers of SWEPI and the current directors and executive officers of Shell Oil are listed on Attachment 1 hereto. Neither Shell Oil, nor SWEPI, nor any of their directors or executive officers, have been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      This amendment is being filed by SWEPI and Shell Oil to report that SWEPI has entered into a Stock Purchase Agreement with the Company dated July 21, 2004 (the "Stock Purchase Agreement"). The Stock Purchase Agreement provides that SWEPI will sell to the Company and the Company will purchase from SWEPI, out of proceeds of a public offering of shares of the Company that the Company expects to complete on or about July 28, 2004, up to 6,000,000 of the Shares to the Company. This sale and purchase is conditioned upon, among other things, successful completion of the Company's public offering. The amount of shares that SWEPI sells to the Company and the price per share will depend upon the amount of common stock the Company sells in such offering, and the price at which the Company sells such shares.

      In addition, the Stock Purchase Agreement provides that, for a period of 30 days from the date the Company executes its agreement with underwriters, the Company will purchase and SWEPI will sell up to 1,082,030 additional Shares if and to the extent that underwriters in the public offering described above exercise an over-allotment option set forth in the Underwriting Agreement between the Company and the underwriters.

ITEM  7.    Materials to be filed as Exhibits.

      1 - Stock Purchase Agreement dated July 21, 2004 between SWEPI LP and The Meridian Resource Corporation.

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

                                                July 22, 2004.


                                                SHELL OIL COMPANY

                                                By: S.J. PAUL

                                                Name: S.J. Paul
                                                Title: Assistant Secretary

                                                SWEPI LP


                                                By: S.J. PAUL

                                                Name: S.J. Paul
                                                Title: Secretary

ATTACHMENT 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                SHELL OIL COMPANY

NAME AND BUSINESS ADDRESS           CITIZENSHIP            POSITION
L.L. Elsenhans                      U.S.A.                 Director
910 Louisiana Street                                       President
Houston, Texas 77002

R. J. Decyk                         U.S.A.                 Director
910 Louisiana Street                                       Sr. Vice President
Houston, Texas 77002                                       Corporate Affairs
                                                           and Human Resources

G.M. Cowan                          UK                     Director
910 Louisiana Street                                       CFO, Vice
Houston, Texas 77002                                       President,
                                                           Finance

C. A. Lamboley                      U.S.A.                 Director, Sr. Vice
910 Louisiana Street                                       President, Legal
Houston, Texas 77002                                       General Counsel
                                                           Corp. Secretary

T. T. Coles                         U.S.A.                 Vice President,
910 Louisiana Street                                       Tax
Houston, Texas 77002


                        DIRECTORS AND EXECUTIVE OFFICERS
                                    SWEPI LP

NAME AND BUSINESS ADDRESS           CITIZENSHIP            POSITION
W.D. Purvis                         U.S.A.                 Director
200 N. Dairy Ashford                                       President
Houston, Texas 77079

J.C. Rambousek                      U.S.A.                 Director
200 N. Dairy Ashford
Houston, Texas 77079

W. T. Mooney                        U.S.A.                 Director
200 N. Dairy Ashford                                       Vice-President,
Houston, Texas 77079                                       Tax

EXHIBIT 1

                            STOCK PURCHASE AGREEMENT